For release: July 24, 2026 Attention: Business Editors VERSABANK TO PARTICIPATE IN THE KBW SUMMER BANK CONFERENCE IN NEW YORK CITY ON JULY 28-29, 2026 LONDON, ONTARIO/CNW/ – VersaBank (“VersaBank” or the “Bank”) (TSX:VBNK; NASDAQ:VBNK), a North American leader in business-to-business digital banking, as well as technology solutions for cybersecurity, today announced management will participate in the KBW Summer Bank Conference in New York City on July 28-29, 2026. VersaBank management will participate in one-on-one meetings throughout the conference, discussing the continuing strong momentum of its Structured Receivable Program in the United States, as well as the Bank’s significant near-term opportunities for its proprietary digital asset technology, leading capabilities and early mover advantage for both the stablecoin and tokenized deposit markets. Those wanting to schedule a meeting with VersaBank should contact their KBW representative or VersaBank investor relations at lawrence.chamberlain@loderockadvisors.com. ABOUT VERSABANK VersaBank is a North American bank with a difference. Federally chartered in both Canada and the U.S., VersaBank has a branchless, digital, business-to-business model based on its proprietary state-of-the-art technology that enables it to profitably address underserved segments of the banking industry in a significantly risk mitigated manner. Because VersaBank obtains substantially all of its deposits and undertakes the majority of its funding activities electronically through financial intermediary partners, it benefits from significant operating leverage that drives efficiency and return on common equity. In August 2024, VersaBank launched its unique Structured Receivable Program funding solution for point- of-sale finance companies, which has been highly successful in Canada for over 15 years, to the underserved multi-trillion-dollar U.S. market. VersaBank also owns Minnesota-based DRT Cyber Inc., a North American leader in the provision of cyber security services to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities. Through DRT Cyber Inc., VersaBank owns proprietary intellectual property and technology to enable the next generation of digital assets for the banking and financial community, including the Bank's revolutionary and proprietary Real Bank Tokenized Deposits™. VersaBank's Common Shares trade on the Toronto Stock Exchange and NASDAQ under the symbol VBNK. FOR FURTHER INFORMATION, PLEASE CONTACT: LodeRock Advisors Lawrence Chamberlain (416) 540-7486 lawrence.chamberlain@loderockadvisors.com Visit our website at: www.versabank.com Follow VersaBank on Facebook, Instagram, LinkedIn and X